UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

        (Check One): [ ] Form 10-K [ ] Form 20-F [ ]Form 11-K [X]Form 10-QSB
                          [ ] Form N-SAR [ ] Form N-CSR

                         For Period Ended: June 30, 2005

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:

    Read Instruction (on back page) Before Preparing Form. Please Print or Type.
        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                     CONSPIRACY ENTERTAINMENT HOLDINGS, INC.
                             Full name of Registrant

                                       N/A
                            Former Name if Applicable

                           612 Santa Monica Boulevard
            Address of Principal Executive Office (Street and Number)

                             Santa Monica, CA 90401
                            City, State and Zip Code


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                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this | form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form | 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth

 [X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the | prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if | applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

      The compilation, dissemination and review of the information required to be presented in the Form 10-QSB for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-QSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such report no later than five days after its original prescribed due date.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                     Keith Tanaka         (310)        260-6150    ext. 105
                     ------------         -----        --------------------
                         (Name)           (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
      Yes [X]     No [ ]

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            Revenue for the three months ended June 30, 2005 increased approximately 21.4% compared to the three months ended June 30, 2004. The increase can be attributed to the company applying all deferred revenue (cash received in advance of sales) to sales revenue as a result of an agreement with its primary distributor, SVG Distribution, Inc. Revenue for the six months ended June 30, 2005 decreased approximately 26.1% compared to the six months ended June 30, 2004. The decrease in revenue for the six month periods ended June 30, 2005 is primarily the result of the company releasing two (2) new products in first quarter 2004, Road Trip-Shifting Gears (GC) and Road Trip-Arcade Edition (GBA) versus only reorder of existing product in the first quarter 2005. Generally new releases are sold at higher prices as opposed to reorders which are often discounted to promote reordering.

            The registrant incurred a net gain of approximately $34,411 for the three months ended June 30, 2005 compared to net income of approximately $2.1 million for the three months ended June 30, 2004. The registrant incurred a net loss of approximately $900,284 for the six months ended June 30, 2005 compared to net income of approximately $2 million for the six months ended June 30, 2004. The net gain during the three month period ended June 30, 2005 can be attributed to the higher gross profit earned with the conversion of deferred revenue to sales as explained above and the reduction in general, selling and administrative expenses for the quarter. The net loss for the six month period ended June 30, 2005 was primarily caused by $510,000 in financing costs incurred related to the Company's February fundraising, and general, selling and administrative expenses exceeding the gross profit earned by the Company by approximately $370,000.

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                     CONSPIRACY ENTERTAINMENT HOLDINGS, INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2005                     By:  /s/ Keith Tanaka
      ---------------                          ------------------------------
                                               Keith Tanaka
                                               Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.